Report for the six month period ended

September 30, 2003

of

LION bioscience Aktiengesellschaft

Heidelberg, Germany

LI ON bioscience AG

CONSOLIDATED BALANCE SHEETS (U.S. GAAP) (unaudited)

(in thousand euro, except for share and per-share data)

	Notes No.	September 30 2003	March 31 2003
		€	€
ASSETS
Current assets
Cash and cash equivalents	2	38.469	60.102
Restricted cash	2	2.780	0
Marketable securities	2,6	12.690	12.762
Trade accounts receivable, net	2	5.197	7.581
Prepaid expenses, short-term	3	1.562	1.799
Other assets	4	1.212	1.292
Assets held for sale	C	28	322

Total current assets		61.938	83.858
Property, plant and equipment, net	5	5.058	6.890
Other long-term investments	7	549	549
Other intangible assets, net	9	274	576
Trade accounts receivable, long-term	2	1.141	1.423

		68.960	93.296

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable		1.721	1.770
Accrued liabilities	10	9.461	15.458
Current portion of long-term debt	13	0	569
Current portion of capital lease obligation	12	14	16
Deferred income and advance payments		3.540	3.640
Other current liabilities	11	542	1.102

Total current liabilities		15.278	22.555
Long-term debt less current portion	13	0	1.991
Capital lease obligations less current portion	12	61	69

Shareholders’ equity
Ordinary shares, each with a notional par value of € 1.00; 19,870,175 shares issued and outstanding as of September 30 and March 31, 2003, 29,805,262 shares authorized at September 30 and March 31, 2003	14	19.870	19.870
Additional paid-in capital		302.293	302.307
Accumulated other comprehensive income		(4.802)	(3.727)
Accumulated losses		(263.740)	(249.769)

Total shareholders’ equity		53.621	68.681

		68.960	93.296

The accompanying notes are an integral part of these unaudited consolidated financial statements.

LION bioscience AG

CONSOLIDATED STATEMENTS OF OPERATIONS (U.S. GAAP) (unaudited)

(in thousand euro, except share and per-share data)

	Notes No.	Three months ended September 30,		Six months ended September 30,
		2003	2002	2003	2002
		€	€	€	€
Revenues:
Drug discovery	2,22	465	50	770	633
Licenses	2,22	830	2.139	2.118	5.311
Professional services	2,22	1.823	2.391	3.571	5.562
Maintenance and support	2,22	516	411	1.079	807

Total revenues		3.634	4.991	7.538	12.313
Cost-of-sales		2.257	4.423	4.629	7.746
Costs and expenses:
Selling costs	2	2.607	2.932	4.474	6.319
General and administrative costs	2	2.564	5.044	4.600	9.087
Research and development costs	2	4.055	8.439	7.567	17.082
Other operating income and expenses		(559)	(499)	(1.194)	(142)

Total costs and expenses (incl. cost-of-sales)		10.924	20.339	20.076	40.092
Operating results before depreciation and amortization		(7.290)	(15.348)	(12.538)	(27.779)
Depreciation of property, plant and equipment and amortization of intangible assets	2,5,9,15	1.273	6.491	2.627	9.338
Impairment of goodwill	8	0	58.663	0	58.663

Operating results		(8.563)	(80.502)	(15.165)	(95.780)
Interest income and expenses	16	359	1.244	786	2.344
Results from marketable securities and other long-term investments	17	240	(9.582)	240	(11.282)
Loss before taxes from continuing operations		(7.964)	(88.840)	(14.139)	(104.718)
Tax expense		(13)	(119)	(96)	(226)

Net loss for the period from continuing operations		(7.977)	(88.959)	(14.235)	(104.944)

Result of discontinued operations (net of tax of €0)	C	79	(3.749)	265	(6.943)
Net loss for the period		(7.898)	(92.708)	(13.970)	(111.887)

Basic and diluted net loss per share from continuing operations		(0,40)	(4,48)	(0,71)	(5,28)
Basic and diluted net loss per share from discontinued operations		0,00	(0,19)	0,01	(0,35)

Basic and diluted net loss per share from total operations	23	(0,40)	(4,67)	(0,70)	(5,63)

Average number of outstanding shares		19.870.175	19.870.175	19.870.175	19.870.175

The accompanying notes are an integral part of these unaudited consolidated financial statements.

LION bioscience AG

CONSOLIDATED STATEMENTS OF CASH FLOWS (U.S. GAAP) (unaudited)

(in thousand euro)

	Six months ended September 30,
	2003	2002
	€	€
Operating activities:
Net loss	(13.970)	(111.887)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash compensation for stock options and deferred compensation	0	2.545
Depreciation of property, plant and equipment	2.274	3.578
Amortization of intangible assets	369	6.539
Impairment of goodwill	0	58.663
Impairment of marketable securities and other long-term investments	0	9.428
Loss (gain) on sale of fixed assets	13	28
Loss (gain) on sale of marketable securities	(240)	1.854
Changes in operating assets and liabilities:
Restricted cash	(2.780)	0
Trade accounts receivable	2.664	(1.231)
Prepaid expenses and other current assets	80	1.611
Trade accounts payable	(49)	(10)
Accrued liabilities	(5.997)	(426)
Deferred income and advanced payments received	137	475
Other current liabilities	(560)	(663)

Net cash used in operating activities	(18.059)	(29.496)
Investing activities:
Investments in property, plant and equipment	(696)	(1.399)
Proceeds from the sale of property, plant and equipment	312	2
Investments in marketable securities	(2.000)	(4.001)
Proceeds from the sale of marketable securities	2.519	43.047

Net cash provided from investing activities	135	37.649
Financing activities:
Decrease in additional paid-in capital	(9)	0
Principal payments on long-term debts	(2.560)	(284)
Principal payments on capital leases	(10)	(94)

Net cash used in financing activities	(2.579)	(378)
Increase (decrease) in cash	(20.503)	7.775
Currency adjustments	(1.130)	(3.247)
Cash and cash equivalents at beginning of period	60.102	19.184

Cash and cash equivalents at end of period	38.469	23.712

The accompanying notes are an integral part of these unaudited consolidated financial statements.

LION bioscience AG

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (U.S. GAAP) (unaudited)

(in thousand euro, except share and per-share data)

					Accumulated other comprehensive income
	Ordinary Shares		Additional Paid-In Capital	Accumulated Deficit	Cumulative translation adjustments	Available- for-sale- securities	Total Shareholders’ Equity
	Shares	Amount
Balances at March 31, 2001	18.754.000	18.754	270.286	(42.587)	447	(4.922)	241.978

Non-cash compensation for stock options			4.225				4.225
Deferred compensation			317				317
Valuation of securities available-for-sale at market prices						5.018	5.018
IPO expenses			(154)				(154)
Adjustment items for foreign currency translation					29		29
Ordinary shares issued against contribution in kind	1.116.175	1.116	19.263				20.379
Net loss				(54.686)			(54.686)

Balances at March 31, 2002	19.870.175	19.870	293.937	(97.273)	476	96	217.106

Non-cash compensation for stock options			8.077				8,077
Deferred compensation			293				293
Valuation of securities available-for-sale at market prices						162	162
Adjustment items for foreign currency translation					(4.461)		(4.461)
Net loss				(152.496)			(152.496)

Balances at March 31, 2003	19.870.175	19.870	302.307	(249.769)	(3.985)	258	68.681

Non-cash compensation for stock options			(9)				(9)
Deferred compensation			(6)				(6)
Valuation of securities available-for-sale at market prices						208	208
Adjustment items for foreign currency translation					(1.283)		(1.283)
Net loss				(13.970)			(13.970)

Balances at September 30, 2003	19.870.175	19.870	302.293	(263.740)	(5.268)	466	53.621

Balances at September 30, 2002	19.870.175	19.870	296.483	(209.160)	(2.254)	(394)	104.545

(Columns may not add up due to rounding)

The accompanying notes are an integral part of these unaudited consolidated financial statements

LION bioscience AG

Notes to the Consolidated Financial Statements (U.S. GAAP)

September 30, 2003

A. Basis of Presentation

1. General and Operations

LION bioscience AG (“LION” or “the Company”) was incorporated in Germany in March 1997. The Company offers and implements IT-software solutions for the data integration and analysis to improve the R&D performance of the life science industry.

Through December 31, 2002, LION also applied state-of-the-art high-throughput technologies and internally-produced information technology systems for its own drug discovery activities. As a result of focusing on the Company’s core competencies, LION closed its drug discovery activities as of December 31, 2002.

Amounts included in the consolidated financial statements are reported in euro (“€”) unless otherwise stated.

In the opinion of management, the financial statements reflect all adjustments that are necessary for a fair presentation of the results for the interim periods. Such adjustments are of a normal recurring nature other than those adjustments that have been disclosed (e.g. restructuring accrual).

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the financial statements of LION bioscience AG and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in the consolidation. The fiscal year of the companies in the group ends on March 31.

Use of Estimates

The preparation of consolidated financial statements requires the Company’s management board to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements and disclosures of commitments and contingencies. Actual results can differ from those estimates.

Revenue Recognition

The Company’s revenue consists of fees from licensing its software products (LSI™), fees earned from service and collaboration agreements performed by its professional services organization, fees earned from products and research agreements (ATP) from the Company’s drug discovery activities and fees for software maintenance and support.

Usually, the Company’s LSI™ software is licensed under non-cancellable licensing agreements, which typically grant the customer the right to use the software for periods of one to three years. According to the Company’s policy, payments resulting from these contracts are paid in advance every year throughout the term of the contract without any contract concessions. The Company also sells its software under perpetual licensing agreements. License agreements are generally extended automatically unless terminated by either party. Revenue from the sale of software under these licenses is recognized when evidence of an agreement exists, delivery has been made, the fee is fixed or determinable, collection of the fee is probable, and the customer has accepted delivery. Revenue resulting from license agreements with a one-year term is recognized on a straight-line basis over the term of the contract.

The Company’s license agreements generally include the provision of telephone customer support and may also include basic training and consultation services. These services are billed separately and revenue is recognized on a straight-line basis over the term of the contract. These services have no impact on the functionality of our software.

For services provided by the Company conducted over a period of one year or longer separate contracts for maintenance and support are created. The revenues from these contracts are based upon vendor specific objective evidence of their fair values and are recognized on a straight-line basis over the term of the contract and reported separately as revenues from maintenance and support. Fair value of each element of an arrangement is determined based on normal pricing and discounting practice for those products and services when sold separately and additionally, by the renewal date. The Company guarantees its software for the term of the license period. The Company has received no warranty claims to date and, accordingly, has not built up a reserve for warranty costs.

Revenue from service and collaboration agreements performed by our professional services organization is recognized in accordance with the terms of the respective agreement. Some of the agreements involve milestones. Revenues from the attainment of milestone events are recognized when the Company and its customers agree that the scientific results or other milestones defined in the agreement have been achieved. As a general rule revenue from other contracts is recognized on a straight-line basis over the term of the contract, which generally represents the pattern of costs incurred by the Company.

In the preceeding fiscal years the Company realized revenues from a long-term service agreement according to the percentage of completion method with estimates on the basis of total incurred costs in relation to total expected costs. Pursuant to an amendment of the agreement effective as of January 1, 2002, payments become due with the achievement of the milestones fixed in the contract. Revenues are realized only when the milestone is reached. Related external project costs are treated as expenses (cost-of-sales) of the period unless a loss is anticipated based on the Company’s best estimates, in which case an accrual is made for the estimated loss. Internal, direct costs are capitalized until a milestone is reached.

Revenue from the Company’s drug discovery activities consists of fees for products developed by the Company (e.g. clone collections (arrayTAG™) and Chem.Folio™ compound libraries), and revenues from research agreements (ATP) and is recognized when evidence of an agreement exists, delivery has been made, the fee is fixed or determinable, collection of the fee is probable, and the customer has accepted delivery.

Government Grants

The Company receives grants under various government programs. Depending on the nature of the grant, the Company either records the grants as revenue, or a decrease of the related costs. Government grants that are intended to reimburse the Company for general costs of a program such as salaries, supplies, and general and administrative expenses are recorded as Drug Discovery revenues in the period earned. The total amount recorded as Drug Discovery revenue in the six months ended September 30, 2003 was € 43,000 as compared to € 0 the six months ended September 30, 2002. Government grants to specifically defray the costs of research and development are offset on receipt against the related expenses. The total amount offset in the six months ended September 30, 2003 was € 222,800, as compared to € 341,500 in the six months ended September 30, 2002.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs in the six months ended September 30, 2003 (excluding government grants) totaled € 7,789,800, as compared to € 17,423,100 in the six months ended September 30, 2002. The previous years’ research and development costs have been adjusted to reflect the reclassification of some research and development costs to cost-of-sales and discontinued operations, respectively.

Advertising Costs

Costs for advertising and sales promotion are expensed as incurred. In the six months ended September 30, 2003 the costs for advertising and sales promotion totaled € 414,500 as compared to € 1,477,200 in the six months ended September 30, 2002.

Software Development

The Company capitalizes software development costs incurred subsequent to the establishment of technological feasibility. Under the Company’s product development process, technological feasibility is established on completion of a working model. Once technological feasibility has been established, the costs involved are capitalized until the software has been marketed and is offered for sale. Software development costs are amortized on a product-by-product basis, using whichever is the greater of (a) the ratio of current gross revenue for a product to the total of current revenue and anticipated gross revenue for that product, or (b) the straight-line method over a maximum of three years. The Company capitalized no software development costs in the six months ended September 30, 2003 and 2002. Amortization of € 136,100 and € 221,400 was reported in the six months ended September 30, 2003 and 2002, respectively. Residual book values as of September 30, 2003 were € 91,700, as compared to € 227,800 as of March 31, 2003.

Costs of uncompleted contracts

The Company capitalizes costs for an uncompleted professional service project and recognizes the expenses (cost-of-sales) in the period the project or a milestone of the project has been reached and revenues are recorded. The Company records revenues and expenses according to the percentage-of-completion method, whereas the progress in completion is measured in reaching certain milestones. All internal, direct costs are capitalized until a milestone is reached. Any excess in the estimated costs to complete the contracts over the estimated revenues to be received is included as a loss contract accrual in Accrued Liabilities. As of September 30, 2003 costs of € 147,800 were capitalized.

Stock-Based Compensation

The Company accounts for its stock options under the fair-value method according SFAS No. 123. Accordingly, compensation expense is recorded over the period until vesting based on the fair value of the option on the date of grant. This expense estimate may not be representative of the actual costs in future reporting periods.

Marketable Securities

The Company is exposed to exchange risks with respect to its cash equivalents and securities available for sale. The Company invests almost exclusively its excess liquidity in money market funds, mortgage bonds, corporate debt securities, and commercial paper, with the objective of assuring both the liquidity and security of the capital invested. The Company’s investments are restricted to securities of issuers with high credit ratings. All of the securities held are classified as “available for sale” and are classified as current assets.

Other Long-Term Investments

Other long-term investments are generally carried at the lower of cost or fair market value.

Concentration of Credit Risks

The Company’s accounts receivable are unsecured and thus the Company is at risk to the extent such amounts become uncollectible.

In the six months ended September 30, 2003 and 2002, revenues from continuing operations with Bayer AG constituted 52% and 30%, respectively, of the Company’s total revenues. The outstanding accounts receivable from Bayer AG as of September 30, 2003 amounted to € 160,000 (March 31, 2003: € 376,000). The percentages reflect the revenues adjusted for discontinued operations.

Cash and Cash Equivalents

Cash and cash equivalents consist of short-term, highly liquid cash investments with original maturities of less than three months from the date of acquisition.

Restricted Cash

As of September 30, 2003 the Company had restricted cash of € 2,780,000. This amount represents cash set aside by the Company for a landlord in connection with the restructuring of lease obligations in San Diego (see footnote no. 10). The landlord is entitled to withdraw the total amount in monthly rates and a final withdrawal at the end of the term.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, short-term loans, and accrued liabilities approximate their fair value due to the short maturities of these instruments.

The carrying amount of long-term debt and capital lease obligations approximates their fair value, based on the market price for similar borrowings. The same applies to other financial assets.

Trade Accounts Receivable

The reported trade accounts receivable as of September 30, 2003 are reduced by an allowance for doubtful accounts amounting to € 530,000 (March 31, 2002: € 275,000). Allowances for doubtful accounts are recorded when the collectibility of a trade accounts receivable is determined to be unlikely. The allowance is determined on a specific basis. The trade accounts receivable is written-off against the allowance for doubtful accounts when collection efforts cease.

Property, Plant and Equipment

Property, plant and equipment are recorded at acquisition cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful life of the assets as follows:

Laboratory equipment	5 to 10 years
Computer software	3 years
Furniture and office equipment	5 to 10 years

Leasehold improvements and equipment under capital lease are depreciated over their useful lives or the term of the lease, which ever is shorter.

Intangible Assets

Intangible assets are reported at acquisition cost less accumulated amortization. The amortization is computed on a straight-line basis over the estimated useful life of the assets as follows:

Software and technology and acquired customer relationship	2 years
Software licenses	3 years
Commercial rights and patents	4 years

Impairment of Long-Lived and Intangible Assets

The Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived assets” beginning April 1, 2002. SFAS No. 144 requires that long-lived and intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. In the event that facts and circumstances indicate an impairment, the carrying amount of the asset is compared with the asset’s fair value to determine whether a write-down to the lower fair value must be recorded. The fair value is calculated based on the estimated sales and market prices of long-lived assets and, in the case of intangible assets, based on discounted cash-flows expected over their estimated useful lives.

Currency Translation

The financial statements of the Company’s subsidiaries are prepared in their functional currencies, i.e. their local currencies. Balance sheet accounts are translated to the reporting currency (the euro) at the exchange rates in effect at the end of the reporting period, except for shareholders’ equity, which is translated at the rates in effect when the underlying transactions were originally recorded. Revenue and expense accounts are translated at a weighted average of exchange rates during the fiscal year. Differences resulting from translation are shown in a separate component of shareholders’ equity (cumulative translation adjustments).

In the six months ended September 30, 2003, net exchange rate gains included in the statements of operations were € 955,500, as compared to losses of € 236,900 in the six months ended September 30, 2002, representing the translation of assets and liabilities denominated in foreign currencies.

Income Taxes

The Company accounts for income taxes under the asset and liability method (balance sheet method) and, accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are determined on the basis of the tax rates applicable to taxable profits in the year in which the differences are expected to be recovered or settled. The effect of changes in the tax rates on deferred tax assets and liabilities is recognized in the period in which the amended tax rates are passed. A valuation allowance is established against deferred tax assets when it is determined that it is more likely than not that they cannot be recovered from future taxable income.

Basic and Diluted Net Loss per Ordinary Share

The basic loss per share is computed by dividing consolidated net loss by the weighted number of common shares outstanding, including common-share equivalents. Common-share equivalents resulting from stock-based compensation represented by out-of-money options are excluded from the calculation, as their effect is anti-dilutive.

Reclassifications

Several values of the previous periods’ balance sheet, statements of operations and statements of cash flows have been reclassified to achieve a comparability with the statements for the period ended September 30, 2003.

New Accounting Regulations

In November 2002, the Emerging Issue Task Force (EITF) reached a final consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF 00-21 addresses certain aspects of the accounting of revenue arrangements with multiple deliverables by a vendor. The issue outlines an approach to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. The consensus reached in the issue will be effective for the Company for revenue arrangements, other than software, entered into after June 30, 2003. The Company expects no material effect on its net assets, financial position, or results of operations from the adoption of this issue.

B. Additional Balance Sheet Information

3. Prepaid Expenses, Deferred Items

	9/30/2003	3/31/2003
	(in thousand euro)
Capitalized license fee (Metalayer), short-term portion	0	278
License and maintenance fees	278	399
Insurances	727	504
Rent	153	299
Other	404	319

	1,562	1,799

4. Other Assets

	9/30/2003	3/31/2003
	(in thousand euro)
Accrued interest on fixed income securities	72	309
Creditable capital gains tax	622	525
Sales tax (VAT) receivable	179	8
Capitalized project costs	148	0
Other	191	450

	1,212	1,292

5. Property, Plant and Equipment

	9/30/2003	3/31/2003
	(in thousand euro)
Laboratory equipment	711	860
Laboratory equipment (capital lease)	58	67
Computer software	875	1,047
Computer hardware (capital lease)	8	9
Furniture and office equipment	1,916	2,931
Leasehold improvements	1,490	1,976

	5,058	6,890

The reported net book values are derived from acquisition costs as of September 30, 2003 of € 26,323,700 and € 29,013,600 as of March 31, 2003 and accumulated depreciation of € 21,265,900 as of September 30, 2003 and € 22,123,300 as of March 31, 2003

The net book values as of September 30, 2003 includes accumulated depreciation of € 2,020,200 (March 31, 2003: € 2,346,900) relating to property, plant and equipment under capital lease.

Depreciation of property, plant and equipment totaled € 2,274,000 in the six months ended September 30, 2003, as compared to € 3,577,900 in the six months ended September 30, 2002. Of these totals € 16,000 are included in discontinued operations in the six months ended September 30, 2003, as compared to € 779,000 in the six months ended September 30, 2002.

6. Marketable Securities

	9/30/2003	3/31/2003
	(in thousand euro)
Equity securities	2,427	239
Debt securities	10,263	12,523

	12,690	12,762

The following table shows the Company’s investments in marketable securities available for sale (in thousand euros):

	9/30/2003
	Acquisition Costs	Market or fair value	Unrealized gains	Unrealized losses
Equity securities	2.111	2.428	319	2
Debt securities	10.113	10.262	149	0

	12.224	12.690	468	2

	3/31/2003
	Acquisition costs	Market or fair value	Unrealized gains	Unrealized losses
Equity securities	111	239	128	0
Debt securities	12.393	12.523	167	37

	12.504	12.762	295	37

The debt securities at September 30, 2003 have following maturities (in thousand euros):

	Acquisition costs	Market or fair value
After 1 year through 5 years	5.068	5.197
After 10 years	5.045	5.065

	10.113	10.262

Effective as of the beginning of fiscal year 2003, the Company reclassified all of its securities previously classified as “held-to-maturity” to the category “available-for-sale” and reports all of its securities as short-term securities available-for-sale. This reclassification was necessary as a result of the Company’s determination that the securities will need to be sold during fiscal year 2003 to cover existing cash flow needs. Therefore all securities have been valued at their fair market value and all unrealized gains and losses have been reported in other comprehensive income.

In September 2003 the Company sold the total stock of one security, which leads to proceeds of € 2.5 million. The Company realized a gain of € 0.2 million from this transaction which is reported in the result from marketable securities and other long-term investments.

In January 2000, the Company entered into a stock purchase agreement with Paradigm Genetics, Inc. (“Paradigm”), a U.S. corporation, whereby it acquired 400,000 Series C preferred shares in Paradigm for a total purchase price of $ 2 million (€ 2 million). At the time of Paradigm’s initial public offering on May 10, 2000, the preferred shares were automatically converted to common shares at a 1:1 ratio.

At the end of fiscal year 2002 the Company reviewed the value of the Paradigm stock and concluded that a reduction in value in the stock from the purchase price paid by the Company was other than temporary. Therefore, the Company wrote off the investment to the lower market price of $ 1.62 per share as of March 31, 2002. At December 31, 2002, the stock had a fair market value of $ 0.29 per share. Because of the ongoing decline in the share price during the first nine months of fiscal year 2003 the Company concluded that the reduction in value is other-than-temporary and recorded a decrease in fair market value of € 632,100 in the results of marketable securities and other long-term investments. As of March 31, 2003 the share price increased to $ 0.65. The corresponding increase in the market value of the Paradigm stock held by the Company of € 128,000 was reported in other comprehensive income. The increase of the share price to $ 1.25 as of September 30, 2003 was also reported in other comprehensive income.

7. Other Long-Term Investments

	9/30/2003	3/31/2003
	(in thousand euro)
BioSolveIT GmbH	549	549

In June 2001, the Company participated in founding BioSolveIT GmbH, Sankt Augustin, by acquiring a 15% interest at a price of € 548,800, including incidental acquisition costs. For accounting purposes, the investment is reported at the lower of cost or market. LION intends to hold the shares in BioSolveIT GmbH as a long-term investment.

8. Goodwill

	9/30/2003	3/31/2003
	( in thousand euro)
Trega Biosciences/NaviCyte operations	38,995	38,995
NetGenics operations	19,531	19,531

	58,526	58,526
Less write-off	(58,526)	(58,526)

	0	0

The Company adopted SFAS No. 142 “Goodwill and Intangible Assets” beginning April 1, 2001. According to SFAS No. 142, acquired goodwill is no longer subject to scheduled amortization. Rather, the Company must conduct an annual impairment test, or on an interim basis if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. During the first and second quarters fiscal year 2003, the Company’s share price declined significantly, indicating potential goodwill impairment. On September 30, 2002, the Company’s market capitalization adds up to approximately € 62 million, the Company’s equity adds up to approximately € 167 million. An analysis of the recovery of goodwill was performed, and an impairment charge was recorded for the full amount of the carrying amount of goodwill. This was based on the extended length of time that the Company’s share price was depressed, and the lack of any clear indicators that the share price will recover by year-end 2003. During fiscal year 2003, the goodwill of NetGenics was adjusted subsequently in the amount of € 137 thousand due to adjustment to the final purchase price allocation. The write-off was adjusted accordingly.

9. Other Intangible Assets

	Estimated useful life	9/30/2003	3/31/2003
	(in thousand euro)
Licenses	4 years	89	163
Internally developed software	3 years	92	228
Clone collections	3 years	93	185

		274	576

The reported net book values are derived from acquisition costs as of September 30, 2003 of € 14,592,700 and € 14,633,100 as of March 31, 2003 and accumulated amortization of € 14,318,700 as of September 30, 2003 and € 14,057,600 as of March 31, 2003.

Amortization of other intangible assets amounted to € 368,800 in the six months ended September 30, 2003 as compared to € 3,054,300 in the six months ended September 30, 2002 – without consideration of impairment charges. These impairment charges of € 3,485,000 were recorded during the six months ended September 30, 2002.

Amortization of other intangible assets for the following fiscal years is scheduled to be as follows:

FY	(in thousand euro)
2004:	260
2005:	14

Total:	274

10. Accrued Liabilities

	9/30/2003	3/31/2003
	(in thousand euro)
Outstanding invoices	477	360
Vacation accrual	830	1,317
Consulting services	343	469
Supervisory Board	69	128
Audit of annual accounts, annual report and general shareholders’ meeting	595	625
Bonus payments	1,035	1,483
Lease and restructuring obligations (EITF 94-3)	3,073	5,598
Lease and restructuring obligations (SFAS 146)	512	0
Firm commitments	1,793	2,759
Loss contracts	220	1,483
Royalties	197	390
Contribution to Workmen’s compensation	72	120
Other	245	726

	9,461	15,458

Firm commitments

Firm commitments relate to obligations under long-term license agreements. The Company is contractually obligated to make future annual payments related to licenses and support and maintenance, which management has determined to be of no future value. The full amount of the obligation has been accrued.

Loss contracts

The loss contract accrual relates to estimated future losses on long-term professional services contracts. The accrual is based on management’s best estimate of the excess of costs to be incurred over the estimated revenues.

In the six months ended September 30, 2003 costs of € 1,263,200 resulting from these contracts has been booked against the accrual.

Restructuring

As part of a cost reduction and restructuring program formally adopted by the Company, the Company has accrued the necessary restructuring obligations as of March 31, 2003. The program was adopted prior to December 31, 2002 and followed the guidance in EITF 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity”. These expenses include retention and severance payments in connection with the termination of employees at the U.S. subsidiary and at the Company in Germany which will become effective in the first and second quarters of fiscal year 2004, and lease restructuring payments in connection with a long-term lease during the third quarter of fiscal year 2003. The program involves the following major items:

-	termination of employees at U.S. and UK subsidiaries as well as in Germany

-	consolidation of the U.S. subsidiary’s two Ohio sites (in Cleveland and Columbus) into the Columbus site

-	restructuring of lease obligations

-	relocation of employees of U.S. subsidiary working from the laboratory space in the San Diego building to another location in San Diego

Retention and severance payments are expected to be paid to up to 34 employees who are employed at several locations in the United States and 18 employees who are employed in Germany in several departments. The expenses are classified in the following line items of the statements of operations for the fiscal year ended March 31, 2003. Payments for severances and for the lease of unused space of the San Diego building has been booked against the accrual in the six months ended September 30, 2003.

Restructuring obligations according EITF 94-3:

	3/31/2003	Usage	9/30/2003
	(in thousand euro)
General and administrative costs	59	59	0
Research and development costs	4,189	1,754	2,435
Discontinued operations	1,350	712	638

Total	5,598	2,525	3,073

In the second quarter of FY 2004 the Company decided also to close down the Columbus site. Therefore 19 employees were terminated as of September 30, 2003. These restructuring activities were accounted for according SFAS No. 146. As of September 30, 2003 severance payments expected to be paid and rental obligations from non-cancellable contracts in the total amount of € 512,000 thousand were accrued.

Restructuring obligations according SFAS No. 146:

9/30/2003
(in thousand euro)
Cost-of-sales	13
General and administrative costs	34
Selling costs	16
Research and development costs	449

Total	512

11. Other Current Liabilities

	9/30/2003	3/31/2003
	(in thousand euro)
Payroll-related taxes and social security contributions	386	663
Stock options	0	180
Payroll liabilities	0	3
Other	156	256

	542	1,102

12. Capital Lease

The Company has entered into leases for laboratory equipment and IT hardware that are treated as capital leases. Future minimum lease payments under capital lease obligations as of September 30, 2003 are:

(in thousand euro)
2004	12
2005	16
2006	16
2007	16
2008	16
Thereafter	10

Total minimum lease payments	86
Less: amounts representing imputed interest	(11)

Present value of minimum lease payments	75
Less: current portion	(14)

Non-current portion of capital lease obligations	61

13. Long-Term Debt

In December 1998, the Company entered into a loan agreement with Bayerische Hypo- und Vereinsbank to finance the Company’s research and development activities, under which it was entitled to borrow amounts up to € 4.6 million until September 30, 2007. As of March 31, 2000, the Company had made full use of this loan agreement. The loan amount is repayable in 16 equal, semi-annual installments, beginning on March 31, 2000. Interest is payable quarterly at a rate of 4.75% per annum. In connection with this loan, the Company granted the lender a security interest in one position of the Company’s fixed income securities.

Due to the strong cash position of the Company and an unfavourable interest rate of the loan compared to the current market interest rate, the Company paid back the total amount before maturity. Therefore the Company sold the position of the fixed income security which was granted as security interest to the lender.

	9/30/2003	3/31/2003
	(in thousand euro)
Loans, total	0	2,560
Short-term portion	0	(569)

Total long-term debt	0	1,991

14. Shareholders’ Equity

For a detailed development of the shareholders’ equity see page 5 in this report or the notes in the Company’s annual report as of March 31, 2003.

Accumulated other comprehensive income

In the six months ended September 30, 2003 the Company has reported € 207,700 unrealized gains resulting form the revaluation of its available-for-sale marketable securities in other comprehensive income. In the six months ended September 30, 2002 the Company reported unrealized losses of € 489,700.

Employee Shares

During the acquisition of Trega Biosciences Inc., Trega’s employees were issued shares of LION in exchange for their Trega stock options. The difference between the purchase price and the fair value of the shares are recorded pro rata as a compensation expense over the two-year waiting period. In the six months ended September 30, 2003 € 0 was recorded as a compensation expense as compared to € 267,600 in the six months ended September 30, 2002.

Stock Option Plans

As of March 31, 2003 LION had set-up three option plans. LION has granted stock options from two of these plans to its employees. As the exercise prices of these options exceed the current share market price of the LION stock, the Company agreed to offer a cash-settlement for all outstanding options based on the fair value of the options as calculated according to the Black-Scholes method. Under the terms of the offer, the option holder had to irrevocably waiver any and all rights to the options. As of March 31, 2003 this offer was accepted by all option holders of LION and its subsidiaries. The cash settlement is treated as an accelerated vesting of the options, so that unrecognized non-cash compensation expense in the amount of € 4,361,000 for both stock option plans has been recognized as of March 31, 2003. In the three months ended June 30, 2003 € 188,700 has been paid as cash consideration. The amount exceeding the estimated liability as of March 31, 2003 of € 8,700 has been booked against additional paid-in-capital. In the six months ended September 30, 2003 no more compensation expenses for the stock option plans has been reported as compared to € 2,277,800 in the six months ended September 30, 2002. Thereof, € 256,900 is included in discontinued operations.

For a detailed explanation of the stock option plans see the notes in the Company’s annual report as of March 31, 2003.

C. Discontinued Operations

In October 2001, FASB issued SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” which deals with the accounting for and reporting of impairment and disposal of long-lived assets. SFAS No. 144 replaces both SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” and APB Opinion No. 30, “Reporting the Results of Operations—Reporting the Effect of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occuring Events and Transactions.” However, SFAS No. 144 retains many of the basic provisions of SFAS No. 121. Similarly, SFAS No. 144 adopts the obligation of Opinion No. 30 that discontinued operations must be reported separately. The scope of the reporting obligation is expanded to include components of an entity that are disposed of by sale, retirement, demerger or spin off or that are held for sale. SFAS No. 144 must be applied in fiscal years commencing after December 15, 2001, but may be applied earlier. The Company applied SFAS No. 144 starting April 1, 2002.

The Company closed down its in-house drug discovery (iD³) at December 31, 2002 to focus on its core competencies, the development and implementation of information management software and solutions for the Life Science industry. The Company has closed down its iD³ activities in the US during the third quarter of fiscal year 2003 and in Heidelberg at December 31, 2003. The Company plans to finish the total execution, including for example the sale of all assets held-for-sale, during fiscal year 2004.

The consolidated financial statements therefore have been reclassified to reflect iD³ business as a discontinued operation. Accordingly, the revenues, costs and expenses, assets and liabilities have been excluded from the respective captions in the consolidated statements of income and balance sheets and have been reported as discontinued operations for fiscal year 2004, 2003 and 2002. No costs or revenues were incurred or earned during fiscal year 2001 related to iD³ activities. Only direct costs and expenses are reported as discontinued operations. Expenses related to severance payments and lease termination payments of approximately € 1.9 million and € 0.9 million, respectively, have been incurred directly as result of the decision to close the inhouse drug discovery operations have been allocated to discontinued operations (total fiscal year 2003). A total of 82 employees were terminated in connection with the closure. The prior year results have been adjusted accordingly.

The assets held-for-sale consist of:

	9/30/2003	3/31/2003
	(in thousand €)
Laboratory equipment	16	262
Computer software	0	39
Furniture and office equipment	12	21
Leasehold improvements	0	0

	28	322

The Company sold part of these assets in third and fourth quarter of fiscal year 2003. The Company plans to sell the remaining assets during fiscal year 2004. The net book value recorded as of March 31, 2003 of these assets of € 322,000 corresponded to the expected proceeds from the sale of these assets. During fiscal year 2003, the Company recognized € 1.8 million in losses from the write down to the estimated fair value and € 1.1 million from the loss on sale of assets, which are reported as discontinued operations. In the three months ended June 30, 2003 the Company sold additional assets, for net proceeds of € 255 thousand and a gain of € 0. In the second quarter of fiscal year 2004 the Company had to buy some laboratory equipment from a lessor, who had a delivery right, which was formerly capitalized under Capital lease. The acquisition costs of € 16,000 were expensed as impairment charge.

The following table shows a reconciliation for each line item in the statements of operations between discontinued and continued operations:

	Three months ended September 30, 2003			Six months ended September 30, 2003
	As previously reported	Discon- tinued	As reclassified	As previously reported	Discon- tinued	As reclassified
	(in € thousand)
Drug Discovery	465	0	465	770	0	770
Licenses	830	0	830	2.118	0	2.118
Professional Services	1.823	0	1.823	3.571	0	3.571
Maintenance and Support	516	0	516	1.079	0	1.079

Total revenues	3.634	0	3.634	7.538	0	7.538
Cost-of-sales	2.257	0	2.257	4.629	0	4.629
Selling costs	2.607	0	2.607	4.474	0	4.474
General and administrative costs	2.564	0	2.564	4.393	(207)	4.600
Research and development costs	4.000	(55)	4.055	7.533	(34)	7.567
Other operating income and expenses	(599)	(40)	(559)	(1.234)	(40)	(1.194)
Total costs and expenses (incl. COS)	10.829	(95)	10.924	19.795	(281)	20.076
Operating results before depreciation/amortization	(7.195)	95	(7.290)	(12.257)	281	(12.538)
Depreciation of property, plant & equipment and amortization of intangible assets	1.289	16	1.273	2.643	16	2.627
Impairment of goodwill	0	0	0	0	0	0
Operating results	(8.484)	79	(8.563)	(14.900)	265	(15.165)

	Three months ended September 30, 2002			Six months ended September 30, 2002
	As previously reported	Discon- tinued	As reclassified	As previously reported	Discon- tinued	As reclassified
	(in € thousand)
Drug Discovery	238	188	50	960	327	633
Licenses	2.139	0	2.139	5.311	0	5.311
Professional Services	2.391	0	2.391	5.562	0	5.562
Maintenance and Support	411	0	411	807	0	807

Total revenues	5.179	188	4.991	12.640	327	12.313
Cost-of-sales	4.423	0	4.423	7.746	0	7.746
Selling costs	2.933	1	2.932	6.322	3	6.319
General and administrative costs	5.131	87	5.044	9.258	171	9.087
Research and development costs	11.807	3.368	8.439	23.399	6.317	17.082
Other operating income and expenses	(499)	0	(499)	(142)	0	(142)
Total costs and expenses (incl. COS)	23.795	3.456	20.339	46.583	6.491	40.092
Operating results before depreciation/amortization	(18.616)	(3.268)	(15.348)	(33.943)	(6.164)	(27.779)
Depreciation of property, plant & equipment and amortization of intangible assets
	6.972	481	6.491	10.117	779	9.338
Impairment of goodwill	58.663	0	58.663	58.663	0	58.663
Operating results	(84.251)	(3.749)	(80.502)	(102.723)	(6.943)	(95.780)

D. Notes to the Statements of Operations

15. Depreciation and amortization

The components of depreciation and amortization are as follows:

	Three months ended September 30,		Six months ended September 30,
	2003	2002	2003	2002
	(in thousand €)
Property, plant and equipment	1.109	1.959	2.274	3.578
Other intangible assets	180	1.528	369	3.054
Other intangible assets (impairment)	0	3.485	0	3.485

Depreciation/amortization of PP&E and other intangible assets	1.289	6.972	2.643	10.117

Goodwill (Impairment)	0	58.663	0	58.663

Total depreciation and amortization	1.289	65.635	2.643	68.780

therof one-time charges	0	62.148	0	62.148
therof discontinued operations	16	481	16	779

16. Interest result

	Three months ended September 30,		Six months ended September 30,
	2003	2002	2003	2002
	(in thousand €)
Interest income	382	1.283	841	2.424
Interest expense	(23)	(39)	(55)	(80)

Interest result	359	1.244	786	2.344

17. Results from Marketable Securities and Other Long-Term Investments

The components of results from marketable securities and other long-term investments are as follows:

	Three months ended September 30,		Six months ended September 30,
	2003	2002	2003	2002
	(in thousand €)
Impairment of GeneProt investment	0	(8.509)	0	(8.509)
Impairment of fixed income equity securities	0	(919)	0	(919)
Realized loss on sale of investment fonds	0	0	0	(1.612)
Realized gain/(loss) on sale of fixed income securities	240	(154)	240	(242)

Results from marketable securities and other long-term investments	240	(9.582)	240	(11.282)

In March 2002, the Company entered into a stock purchase agreement with GeneProt, Inc. (“GeneProt”), a U.S. corporation, whereby it acquired 681,818 Series B preferred shares for $ 7.5 million. For accounting purposes, the investment is reported at the lower of cost or market. The Company reviewed the value of this investment at the end of the second quarter of fiscal year 2003. Due to the results of this review the Company has fully written-off the investment at September 30, 2002.

E. Other Information

18. Supplemental Disclosure of Cash Flow Information

	Six months ended September 30,
	2003	2002
	(in thousand €)
Cash paid during the period

Interest expense	55	80
Income taxes	96	226

19. Commitments and Contingencies

Operating Leases

The Company leases offices, laboratory space and equipment under non-cancellable operating leases. Future minimum lease payments under these agreements as of September 30, 2003 were:

in thousand euro
2004	1,241
2005	1,211
2006	685
2007	440
2008	1
Thereafter	0

Total minimum lease payments	3,578

Future lease payments, which were already accounted for in connection with the restructuring charges (see footnote no. 10) are not included in the above table.

Rental costs for the six months ended September 30, 2003 totaled € 1,603,200, as compared to € 2,574,100 in the six months ended September 30, 2002.

Litigation

From time to time the Company has been involved in litigations arising from its business activities. The Company is not aware of any such action that would have a material adverse effect on its earnings, liquidity, or financial position.

20. Collaboration and Service Agreements

On June 18, 1999, the Company entered into a basic agreement with Bayer AG (“Bayer”), under which it was to develop and launch an innovative bio-IT solution for Bayer. The agreement also governs collaboration in research and development between the two companies over five years.

The basic agreement required the Company to establish LION bioscience Research Inc. (“LBRI”), based in Cambridge, Massachusetts, as a wholly-owned U.S. subsidiary of LION and one of the vehicles through which LION would perform the basic agreement. LION is also obligated to provide LBRI with adequate numbers of scientific experts and engineers from its existing staff. LBRI is to operate on the basis of a five-year plan and annual budgets and will conduct research activities in accordance with a research and development plan.

Under the basic agreement, all rights and claims to the technology developed by LBRI are the property of LION. At the same time, LION grants Bayer a license to use this information technology exclusively for internal purposes. LION may not market or distribute any of these information technologies within one year of their becoming functional. The parties have also agreed that all rights and claims to targets and genetic markers found by LBRI belong to Bayer.

As consideration for the services of LION under this basic agreement, Bayer is obligated to pay LION a sum equal to the LBRI operating costs pursuant to the annual budget, subject to a maximum budget increase of up to 10%. The total sums due over the term of the agreement may not exceed $ 26.8 million. LBRI’s operating costs are payable to LION by Bayer in advance at the beginning of July and January of each calendar year on the basis of the approved budget for the pertinent half year. Since LBRI incurs these costs, the Company recognizes the sums paid by Bayer as revenue. Advance payments received from Bayer that have not yet been reported as revenue, are shown as deferred revenue. Bayer also pays LION a fixed annual fee of € 1,283,000. This fixed annual fee is also reported as revenue on a straight-line basis over twelve months. In addition, Bayer pays license fees with respect to drugs and diagnostic products developed and marketed by Bayer on the basis of targets or genetic markers found by LBRI or LION or with the assistance of IT solutions supplied by LION or LBRI. For the six months ended September 30, 2003 and 2002 the Company reported revenues of € 3,355,000, and € 3,222,000, respectively, under this agreement, which are included in revenues from Professional Services. Cost-of-sales of € 1,790,500 and € 1,719,200 were recorded during the six months ended September 30, 2003 and 2002, respectively, related to this agreement.

The basic agreement grants Bayer an option to acquire all the shares in LBRI from LION at a price equal to the capital paid in by LION ($1.0 million). For two years after any acquisition of the shares by Bayer, LION has a right of first refusal with regard to the commercial exploitation of new IT software developed by LBRI, in the event this software is in competition with LION’s activities and Bayer has decided to market the software commercially.

The agreement expires on June 30, 2004, but can be terminated by either party, on an annual basis, on the grounds of non-performance.

Service agreement

On October 13, 2000, the Company entered into a service agreement (“Development Agreement”) with Bayer AG, Leverkusen. The objective of the Development Agreement is to improve and speed up Bayer’s pre-clinical research process, to integrate chemical data and to develop customer-specific software for the analysis of high-throughput screening and structural activity data, in order to arrive at lead compounds faster and reduce the failure rate in the subsequent research process.

On December 11, 2001 ( “First Amendment”), and March 29, 2002 (“Second Amendment) amendments to the Development Agreement effective January 1, 2002 established a new schedule for reaching five milestones and extended the contract until January 1, 2004. The achievement of the agreed-upon milestones triggers the acceptance test by Bayer. Payments are dependent on Bayer’s acceptance of the predetermined milestones.

Effective June 25, 2002, the Development Agreement was amended again (“Third Amendment”). The parties agreed to postpone the milestone due in the first quarter to the third quarter of fiscal year 2003. At the same time the term of the Development Agreement was extended until July 1, 2004. Effective December 16, 2002 a fourth amendment (“Fourth amendment”) was signed, which suspercedes the previous three amendments. The postponed milestone has been accepted, a new schedule for deliverables and payments has been established and the total volume of the project has been reduced. Revenues related to this agreement are recorded when the milestone has been accepted by Bayer.

The Company reported revenues from Professional Services in the six months ended September 30, 2003 and 2002 of € 608,000 and € 427,000, respectively, under this agreement. Cost-of-sales of € 608,000 were recorded during the six months ended September 30, 2003 related to this agreement. In addition, based on the Company’s best estimates, a loss on the contract is anticipated in fulfilling its obligations under the contract. Therefore, the Company accrued € 920,000 as a loss contract provision, which is included in cost-of-sales in fiscal year 2003. In the six months ended September 30, 2003, costs of € 870,000 has been booked against the accrual.

On May, 16, 2002 the Company entered into a collaborative research and development agreement with Paradigm. This agreement defines the cooperation of both parties within the ATP grant. The parties have applied to participate in the Advanced Technology Program (“ATP”) administered by the National Institute of Standards and Technology (“NIST”) as a contractual joint venture with the objective of assembling and developing a software suite and data solution that allows users to better identify targets for lead compound discovery and product development by integrating large streams of biological and biochemical data from heterogeneous sources into coherent data sets that accurately represent underlying biological relationships (the “Target Assessment Technologies Suite” or (TATS).

The grant award amounts to $ 11.7 million and will run for five years. Both parties will each receive approximately 50 % of the grant. Based on the annual budgets, pending the approval by NIST, the parties will receive up to 50 % of the costs incurred. Any intellectual property developed by LION will be fully owned by LION for its own use. Any IP developed jointly by Paradigm and LION will be jointly owned. Payments received related to this agreement are reported as revenues from Drug Discovery. In FY 04 LION reduced his part of the cooperation to a maximum amount of $1.5 million over five years since the activities within the ATP grant do not focus on LION’s core activities any longer.

21. Related Party Transactions

The Company has entered into several research and development agreements with Bayer, which is a shareholder of the Company. It also has contractual relationships with EMBL and DKFZ, which are also shareholders of the Company. None of these shareholders have a material influence on the company.

22. Business Segments and Foreign Business Activities

Due to the current management structure, the Group is currently managed as one segment for purposes of segment reporting requirements.

The following amounts relating to geographical locations are included in the consolidated financial statements:

	Six months ended September 30,
	2003	2002
	(in thousand euro)
Revenues (1)
Germany	828	990
United States	5,746	8,123
Other	964	3,200

Group	7,538	12,313

Operating results before Depreciation and Amortization
Germany	(2,308)	(7,574)
United States	(8,383)	(17,535)
Other	(1,847)	(2,670)

Group	(12,538)	(27,779)

Long-Lived Assets (2)
Germany	2,725	3,555
United States	1,752	2,704
Other	581	631

Group	5,058	6,890

(1)	Revenues are allocated based on customer location.
(2)	Comparable numbers as of March 31, 2003

23. Loss per Ordinary Share

The following table shows the calculation of the basic and diluted net loss per common share:

	Six months ended September 30,
	2003	2002
	In thousand euro, except share and per-share data
Numerator
Net loss for the year from continuing operations	(14,235)	(104,944)
Net loss for the year from discontinued operations	265	(6,943)

Net loss for the period, total	(13,970)	(111,887)

Denominator
Weighted averages of ordinary shares outstanding	19,870,175	19,870,175

Basic and diluted net loss per ordinary share from continuing operations	(0.71)	(5.28)
Basic and diluted net loss per ordinary share from discontinued operations	0.01	(0.35)

Basic and diluted net loss per ordinary share	(0.70)	(5.63)

Stock options issued are not considered in calculating the diluted net loss per common share, due to their anti-dilutive effect.

24. Declaration to the German Corporate Governance Codex

Management Board and Supervisory Board of LION bioscience AG submitted the required declaration according to § 161 Stock Corporation Act (AktG) to the German Corporate Governance Codex for calendar year 2002 and committed themselves to complying with its requirements. The declaration has been made permanently accessible on the Company’s Web site at http://www.lionbioscience.com.

Additional information Required by the German Stock Market Regulations Applicable to LION bioscience AG

You should read the following in conjunction with our unaudited consolidated financial statements and the related notes and the other financial information included elsewhere in this Report for the Six Month Period Ended September 30, 2003.

All statements included in this report that are not historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, and other applicable U.S. and German laws, including statements regarding potential future increases in revenues, gross profit, net income, our company’s liquidity, and future transactions or projects or milestones. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements and that are beyond our control. There can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in these forward-looking statements as a result of various factors, including, but not limited to, the following: the viability of our business model, risks associated with our company’s integration and restructuring of operations, the acquisition of, or investment in, other companies, management of growth, international operations, impact from exchange rate fluctuations, dependence on key personnel, intense competition, the variability in our operating results from quarter to quarter, technological change, our ability to develop and protect proprietary products and technologies and to enter into collaborative commercial relationships, our future capital requirements, uncertainties as to our ability to enter into or perform transactions with or projects for customers, and capital market fluctuations and economic conditions – both generally and those related to the life sciences industry. As a result, our future development efforts involve a high degree of risk. We refer you to our Annual Report on Form 20-F, dated September 29 , 2003 as filed with the United States Securities and Exchange Commission (SEC) on September 30, 2003, as well as LION’s future filings with the SEC, in which these and other risk factors are discussed. You may obtain our Annual Report on Form 20-F from the SEC’s web site at http://www.sec.gov or by contacting the SEC in Washington, D.C.

We do not observe a formal quiet period with respect to statements concerning our results of operations, developments, business or financial outlook, financial targets or expectations (e.g. our outlook as to future revenue, expenses, cash position or earnings). We no longer provide any information about our quarterly results of operations other than information that is required under the German exchange rules and regulations and statutory obligations that are applicable to our company. The information set forth below and elsewhere in this interm report with respect to our results of operations for the six months ended September 30, 2003 is in response to these requirements and obligations. We do not represent that this information is complete or contains all material information about our results of operations for the six months ended September 30, 2003. We expressly disclaim any obligation or undertaking to release publicly any updates, revisions or corrections to any forward-looking statements or historical information presented in this report or in our earlier interim report with respect to our results of operations for the six months ended September 30, 2003, whether as a result of new information, change of assumptions or business model, future developments or otherwise. It is our policy not to confirm or update, and expressly disclaim any duty to update, any expectations, outlook, targets, projections, estimates or assumptions concerning our results of operations or developments, including those of third parties.

References to “our company” are to LION bioscience Aktiengesellschaft, and references to “we”, “us” or “LION” are to LION bioscience Aktiengesellschaft and, unless the context otherwise requires, its subsidiaries. Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). References to “euro” or “€” are to euro, and references to “U.S. dollars”, “U.S.$” or “$” are to United States dollars. Our financial year ends on March 31 of each year. References to any financial year or to “FY” refer to the year ended March 31 of the calendar year specified.

Research and Development Expenses

Our research & development expenses (without depreciation of property, plant and equipment or amortization of intangible assets) decreased in the six months ended September 30, 2003 to € 7,6 million compared to € 17,1 million in the same period of fiscal year 2003. This significant decrease in R&D expenses is primarily attributable to the restructuring of our R&D organization, including the closing of our sites in Cleveland and Columbus, Ohio and related R&D workforce reductions, as well as the impact of the strong euro compared to the U.S. dollar during the first six months of FY 2004. Additionally we managed to reduce our R&D consulting expenses in the six months ended September 30, 2003 compared with the six months ended September 30, 2002. Expenses related to the discontinuation of our iD3 activities are not reflected in our R&D expenses. Instead, these expenses are included under discontinued operations.

Loan Agreements

In December 1998, our company entered into a loan agreement with Bayerische Hypo- und Vereinsbank for the financing of research and development activities. Under the loan agreement, we could borrow up to € 4.55 million through September 30, 2007. At March 31, 2000, our company had fully utilized the facility. The loan principal was due in 16 equal semi-annual payments in the amount of € 284,406, which began on March 31, 2000. We paid interest on the outstanding principal amount at a rate of 4.75% per annum, which was due in quarterly installments. Due to our strong cash position and the unfavourable interest rate of the loan compared to current market interest rates, we paid back the total amount of € 2.6 million before maturity at the end of September 2003. We financed the payment by selling the position of the fixed income securities we had invested in which had been granted as security interest to the lender to secure the loan.

Capital Expenditures

We had no material individual capital expenditures in the six months ended September 30, 2003. We had invested approximately € 0.7 million primarily in new hardware and software during this period.

LION Shares Held by Our Company and Subscription Rights of Executive Officers and Employees

Our company is currently not authorized to hold its own shares. As of September 30, 2003, no options to purchase shares of our company had been issued or were outstanding under any of our company’s stock option plans. Accordingly, we did not record any expenses for stock options for the six months ended September 30, 2003.

The following table sets forth the number of shares of our company that were owned directly by members of our company’s management and supervisory boards as of September 30, 2003:

	Shares
Executive Board
Dr. Friedrich von Bohlen und Halbach (Chief Executive Officer)	2,510,868	*
Martin Hollenhorst (Chief Financial Officer)	None
Dr. Daniel Keesman (Chief Business Officer)	None
Supervisory Board
Jürgen Dormann (Chairman)	3,866
Prof. Dr. Klaus Pohle (Deputy Chairman); since August 7, 2003	None
Dr. Thomas Schürrle (Deputy Chairman); until August 7, 2003	142,695
Jörn Aldag; board member until August 7, 2003	None
Markus Metyas; board member until August 7, 2003	None
Dr. Michael Steiner; board member until August 7, 2003	142,695
Richard Roy	None

*	Pursuant to Section 22 Subsection 1 No. 6 of the German Securities Trading Act (WpHG) 1.208% of the voting rights in our company that are held by his children have been allocated to Dr. von Bohlen and Halbach.

Following the effective date of the Articles of Association as amended at our company’s annual shareholders’ meeting on August 7, 2003, our company’s supervisory board now consists of three members. The terms of the former supervisory board members Dr. Thomas Schürrle, Jörn Aldag, Markus Metyas and Dr. Michael Steiner ended with the date of our company’s annual shareholder’s meeting on August 7, 2003.

Prof. Dr. Klaus Pohle was elected to the Company’s supervisory board at our company’s annual shareholders’ meeting held on August 7, 2003. The supervisory board appointed him as deputy chairman. Mr. Prof. Dr. Pohle is currently the president of the Deutsche Standardisierungsrat e.V. and member of the supervisory board of DWS Investment GmbH, Frankfurt am Main and the board of directors of Coty Inc., New York City, USA.

Employees

In accordance with our restructuring program, we have reduced our global workforce since the beginning of the current fiscal year. During the six months ended September 30, 2003, our total work force comprised 271 employees (full-time equivalents) compared to 337 as of March 31, 2003, representing a reduction by 99 employees on a full-time equivalent basis.

Employees by location (full-time equivalent):

	9/30/2003	3/31/2003
Heidelberg, Germany	145	154
Cambridge, UK	37	47
San Diego, CA, USA	23	42
Cambridge, MA, USA	50	55
Cleveland/Columbus, OH, USA	16	39

Total	271	337

Employees by company division (full-time equivalent):

	9/30/2003	3/31/2003
Life Science-Informatics™ (IT development)	116	177
Sales & Marketing	48	30
Administration	37	53
Professional Services	70	77

Total	271	337

Recent Developments and Outlook

Recent Developments

Between January 1 and June 30, 2003, we released new IT-solutions and products and new versions of our IT-solutions and products in accordance with our aggressive launch schedule:

•	In June 2003, we launched LION TargetEngine™, our application solution for the biology phase of the drug discovery process based on our LION DiscoveryCenter™ integration platform.

•	In May 2003, we launched iDEA pkEXPRESS™, our desktop ADME simulation and prediction software.

•	In April 2003, we also launched a new version of our SRS data integration software.

•	In January, 2003, we launched our LION DiscoveryCenter™ integration platform and in April 2003, we released a new version of LION DiscoveryCenter™.

On July 23, 2003, we announced that the European Patent Office had licensed our SRS integration system for use in the patent review and approval process in the life sciences area.

On October 30, 2003 we announced the completion of our first joint product with Silicon Genetics, the LION Target Engine™ and SRS-GeneSpring® Connectors. We entered into a multi-year joint development and marketing collaboration with Silicon Genetics in June 2003 with the goal of integrating our respective software technologies, and we completed this first step ahead of schedule. The combination of LION Target Engine™ and SRS with Silicon Genetics GeneSpring®, industry-leading biological solutions, is expected to enable researchers to improve the speed and accuracy of their analysis. The Connectors allow users of GeneSpring® – the industry’s most frequently used tool for expression analysis – to transfer data to the LION Target Engine™ and SRS data and analysis tool integration platform. Results displayed in LION Target Engine™ and SRS can be transferred to GeneSpring® for further analysis. In addition, the SRS-GeneSpring® Connector also provides a page in SRS which includes pre-defined queries tailored for gene expression data analysis. The integration of SRS and GeneSpring® allows scientists to include biological information from both public and proprietary sources in their gene expression analysis.

On November 4, 2003, we announced a multiyear preferred reseller agreement with DeltaSoft Inc. and ChemCart LLC to distribute DeltaSoft’s and ChemCart’s products as well as a collaboration to develop new solutions that integrate public and proprietary data repositories and workflows across bioinformatics and cheminformatics. In addition, DeltaSoft will become our preferred provider of cheminformatics services globally. Under these agreements, we will distribute DeltaSoft’s and ChemCart’s software solutions and professional services to the life sciences industry worldwide. The three products currently released – ChemCart, Cristal and DeltaBook – each help life science organizations solve specific challenges in the research process. ChemCart is a forms-based access to data stored in Oracle chemical database cartridges. ChemCart currently supports access to all of the major cartridge vendors, including MDL Information Systems, Daylight Information Systems, and Accelrys. Cristal is a chemical compound and reagent inventory management system. DeltaBook is an electronic laboratory notebook system which is optimized to handle chemical structures and reactions as well as the specific types of data generated during the R&D process. Each of DeltaSoft’s and ChemCart’s current products takes advantage of leading computer technology standards, such as Java, Microsoft, Oracle and web application services, can link multiple cheminformatic platforms transparently and also provide easy to use interfaces for the research scientist

Financial Outlook

We have revised our revenue target for our current fiscal year. We now expect revenues of about € 20 million for the full fiscal year 2004. We previously announced a revenue target for the entire FY 2004 of € 27.5 million. The primary reason for our lowered revenue expectation are longer than expected sales cycles for our new products. These products are competing in a market that is affected by persistently slow investments from the life science industry and by the problematic financing situation in the biotech sector. Furthermore, the weak dollar fostered lower sales.

We confirm our ambitious goal to break even on an EBITDA-basis in the last quarter of the current fiscal year and continue to implement necessary restructuring measures to reach this goal. EBIDTA means our consolidated earnings excluding interest, taxes, depreciation and amortization expenses. Therefore we intend to concentrate our internal software development activities to one site from currently three sites in the medium term. We anticipate a reduction of our global workforce from 271 full-time equivalent employees as of September 30, 2003 to roughly 190 as March 31, 2004. In addition, we are currently exploring possible alternatives to the continued internal ADME development activities in San Diego with respect to our iDEA pkEXPRESS™ product. Sales and marketing in the United States, the major market for our products, remain concentrated in Cambridge, MA and these activities are not influenced by our restructuring measures. Aside from these restructuring measures, we have taken steps with the aim of ensuring that development of our core products, SRS, LION DiscoveryCenter™ and LION Target Engine™, will continue as planned. Due to our new collaboration with DeltaSoft, LION will launch a cheminformatics offering shortly.

The global market for software and information solutions for the life sciences is currently driven by general economic weakness and slow investments by our customers. We believe that this situation will not change in the short term. We expect a considerable rise in revenue in the second half of the current fiscal year, largely due to LION Target Engine™. In combination with the previously launched LION DiscoveryCenter™, LION Target Engine™, the functional work environment for molecular biology in drug discovery, is designed to bring substantial time savings and qualitative value to life science customers.

Our restructuring measures are expected to result in one time effects of up to € 4 million in the third quarter of the current fiscal year, but are expected to reduce total costs and expenditures (including write-offs) in the fourth quarter of fiscal year 2004 to approximately € 7 to 8 million. We expect to have liquidity from cash, cash equivalents and marketable securities of at least € 35 million by the end of fiscal year 2004. Total net loss for the full fiscal year 2004 is expected to amount to between € 22 to 25 million.

We expect to manage our cost basis towards reaching break even on an EBITDA-basis for the full FY 2004/05.

Address:

LION bioscience AG

Waldhofer Straße 98

69123 Heidelberg

Deutschland

Tel: +49(0)6221/4038-0

Fax: +49(0)6221/4038-101

www.lionbioscience.com

Contact:

Martin Hollenhorst

Chief Financial Officer

Tel: +49(0)6221/4038-192

martin.hollenhorst@lionbioscience.com